UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 4, 2002

Theodore J. Kozloff
Skadden, Arps, Slate, Meagher & Flom LLP
Four Embarcadero Center
San Francisco, CA 94111-4144

Re: Albertson's, Inc.
Incoming letter dated February 1, 2002

Dear Mr. Kozloff:

This is in response to your letter dated February 1, 2002 concerning the shareholder proposal submitted to Albertson's by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence will be also provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Gerald R. Armstrong
910 15th Street, No. 754
Denver, CO 80202-2984

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR EMBARCADERO CENTER
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<u>Rule 14a-8(c); Rule 14a-8(i)(3)</u>

February 1, 2002

<u>HAND DELIVERY</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 29549

Re: Shareholder Proposal Submitted by Gerald R. Armstrong for <u>Inclusion in Albertson's Inc.'s 2002 Proxy Materials</u>

Ladies and Gentlemen:

On behalf of Albertson's, Inc. ("Albertson's" or the "Company"), a Delaware corporation, and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend any enforcement action to the Commission if Albertson's omits from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials") the shareholder proposal described below (and attached hereto as Exhibit B). We have been advised by the Company as to the factual matters set forth herein.

The Proposal

On November 26, 2001, Albertson's received for inclusion in the 2002 Proxy Materials a proposal from Gerald R. Armstrong dated November 19, 2001 (the "First Proposal").[1] The First Proposal consisted of a paragraph stating: "That the shareholders of ALBERTSON'S, INC. request its Board of Directors to take those steps necessary to eliminate the classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired therms [sic] of previously elected Directors." That paragraph was followed by a supporting statement. On December 31, 2001, Albertson's received for inclusion in the 2002 Proxy Materials a proposal (the "Second Proposal") from Mr. Armstrong dated December 28, 2000. The Second Proposal consisted of a paragraph stating: "That ALBERTSON'S, INC., shareholders request the Board of Directors to take those steps necessary in the voting on any matter by shareholders, a simple majority of the shares outstanding shall cause that matter to be binding rather than requiring the super-majority of 80% of the shares outstanding. " That paragraph was followed by a supporting statement. The full texts of both of these proposals are attached hereto as Exhibits A and B.

Summary

This letter is to inform you, pursuant to Rule 14a-8(j) under the Exchange Act, that Albertson's intends to omit the Second Proposal from the 2002 Proxy Materials. Albertson's believes, and we concur, that the Second Proposal may be omitted pursuant to Rule 14a-8(c) because a proponent may submit no more than one proposal to the Company for each shareholders' meeting. Albertson's also believes, and we also concur, that the Second Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is false and misleading.

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1 In response to a letter from Albertson's, dated December 5, 2001, Mr. Armstrong amended his supporting statement. Albertson's received such amendment on December 31, 2001. The copy of the Armstrong Proposal that is attached hereto as Exhibit A includes the amended supporting statement.

Rule 14a-8(c)

Rule 14a-8(c) states that "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The rule does not address the number of proposals includable in a proxy statement; rather, it addresses the number of submissions a stockholder may make. The Second Proposal is Mr. Armstrong's second submission for the 2002 annual meeting, and therefore, by the plain language of the rule, is excludable.

Mr. Armstrong has submitted the Second Proposal for inclusion in Albertson's 2002 Proxy Materials in case his First Proposal is not so included. Albertson's believes, and we concur, that the Second Proposal is excludable whether or not the First Proposal is included in the company's 2002 proxy statement. The Commission issued a No-Action Letter to The Firestone Tire & Rubber Co. ("Firestone") on December 16, 1987, indicating that the proxy rules would prohibit the submission of a second proposal for a shareholder meeting if one proposal had already been submitted by the same proponent. In the Firestone case, Firestone had already filed a request for no action on a prior proposal submitted by the same proponent. It is unclear from the Firestone No-Action Letter whether the Commission had already made a determination with respect to the first proposal, but Commission Release number 34-25217, dated December 21, 1987, cites the Firestone letter and states:

> ...the staff has taken the position that Rule 14a-8(a)(4)[2] would prohibit the submission by a proponent of a second proposal for a particular shareholder meeting if one proposal has already been submitted and the staff has taken a no-action position permitting its exclusion in response to a request by the registrant .... This position would apply even though the time for submission of proposals [under the rule] had not expired.

Thus, even if the First Proposal is not included in the company's proxy materials, that proposal is nonetheless Mr. Armstrong's one allowable submission.

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2 Note: Rule 14a-8(a)(4) is the predecessor to Rule 14a-8(c).

Accordingly, we believe Mr. Armstrong's second submission, the Second Proposal, may properly be excluded.

Rule 14a-8(i)(3)

We believe there are additional grounds for excluding the Second Proposal. Rule 14a-8(i)(3) allows a shareholder proposal to be excluded from a company's proxy statement if the proposal or supporting statement is contrary to any of the proxy rules, including Rule 14a-9 prohibiting materially false or misleading statements. The Second Proposal itself is inaccurate in that it suggests that all matters to be voted upon and requiring greater than a simple majority of affirmative votes would necessarily require 80% of the votes in favor. In fact, certain articles in the Company's Certificate of Incorporation may be amended by the affirmative vote of three-fourths of the outstanding shares, rather than 80%.

The second paragraph of the supporting statement is also inaccurate. That paragraph indicates that under the current rules, 80% of the shareholder vote would be required to remove a director for cause. However, according to the Albertson's Certificate of Incorporation, Article Thirteenth, directors may be removed for cause upon a determination to that effect by a majority of a quorum of the shareholders eligible to vote after a hearing before a quorum of the shareholders.

The seventh paragraph of the supporting statement states that a survey has shown that investors would pay an 18% premium for good corporate governance. This statement suggests that supermajority voting on specific issues is mutually exclusive of good corporate governance practices, or that a company with simple majority voting necessarily practices good corporate governance. It also suggests that if Albertson's were to instate simple majority voting, certain investors would be willing to pay an 18% premium for Albertson's stock. This assertion is misleading: no such offer has been made.

Conclusion

Based upon the foregoing, we hereby respectfully request a response from the Division of Corporation Finance that it will not recommend enforcement action to the Commission if Albertson's omits the Second Proposal from the 2002 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Second Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (415) 984-2600.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

In accordance with Rule 14a-8(j), six additional copies of this letter are enclosed. By copy of this letter Albertson's is notifying Mr. Armstrong of its intention to omit the Second Proposal from the 2002 Proxy Materials.

Thank you for your consideration.

Very truly yours,

Theodore J. Kozloff

cc: Kaye L. O'Riordan, Vice President and Corporate Secretary, Albertson's, Inc.
Gerald R. Armstrong

RESOLUTION I

That the shareholders of ALBERTSON'S, INC. request its Board of Directors to take those steps necessary to eliminate the classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired therms of previously elected Directors.

STATEMENT

In the last two annual meetings, a majority of shares were voted in FAVOR of this proposal although shareholders did not have confidential voting and all unmarked proxies were voted against it.

The proponent believes the election of directors is the stongest way that shareholders influence the direction of any corporation. Currently, ALBERTSON'S board is divided into three classes with each class serving staggered one year terms. Because of this structure, shareholders may only vote on one-third of the Directors each year. The proponent believes that this is not in the best interests of shareholder as it can reduce accountability and is an unnecessary take-over defense.

ALBERTSON'S is to be adopting the excellent practices of General Electric. The Director leading the changes in 2001 comes from HEINZ. Both GE and HEINZ elect all of their directors annually.

Many changes of 2001 were demanded by an institutional shareholder and were not originated by the directors. Had accountability and performance demanded by one-year terms been in place, it is likely that the Directors would have originated the changes.

THE HOME DEPOT stated in its 2000 proxy statement supporting replacing three year terms with one year terms for all directors:

"We believe that it is in the best interest of ... Stockholders to eliminate the classified Board so that stockholderes elect all directors annually. The amendment ... will allow stockholders to review and express their opinions on the performance of all directors each year. Because there is no limit to the number of terms an individual may serve, the continuity and stability of the Board's membership and our policies and long-term strategis planning should not be affected."

These actions increased shareholder voting rights by 300%--and, at no cost to the shareholders.

The proponent believes the current system produces only a facade of continuity which should be displaced; and wants accountability and performance to be substituted as the basis for re-election to our board of directors.

If you agree, please vote "FOR" this proposal. Your shares will be automatically voted "against" if your proxy is unmarked.

RESOLUTION II

That ALBERTSON'S, INC., shareholders request the Board of Directors to take those steps necessary in the voting on any matter by shareholders, a simple majority of the shares outstanding shall cause that matter to be binding rather than requiring the super-majority of 80% of the shares outstanding.

STATEMENT

It is interesting to note that at ALBERTSON'S, INC., shareholders owning a majority of the shares outstanding, may not be recognized by the Board as there is a requirement that matters of significance have a vote of 80% of the shares outstanding to be passed.

Under existing rules, if 79% of the shares outstanding vote to remove a director WITH CAUSE and 1% voted "no" or did not vote at all, only 1% of the shares would override the 79% majority.

This provision was adopted in 1985 by less than 80% of the shares outstanding when confidential voting was not allowed in the meeting and all of the unmarked proxies were voted to its favor.

The INVESTOR RESPONSIBILITY RESEARCH CENTER has reported that proposals such as this have received 54% APPROVAL from shareholders of many corporations.

The bi-partision National Conference of State Legislatures has urged states to ban super-majority rules like the rule now in place at ALBERTSON'S.

Major professionally-managed funds, including thos holding substantial amounts of ALBERTSON'S shares have stated super majority rules are not in the best interest of shareholders.

A SIMPLE MAJORITY VOTE REQUIREMENT WILL FACILITATE THE ADOPTION OF THE AMENDMENT FOR THE ANNUAL ELECTION OF ALL DIRECTORS which had 54% of the vote in last year's annual meeting.

The Wall Street Journal (June 19, 2000) reported a survey by the international consultancy of McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate goverance and a spokesman for McKinsey & Co. warned that those that fail to reform will be at a competivite disadvantage in attracting capital to finance growth.

To help increase our shareholder value, please vote "FOR" this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Albertson's, Inc.
Incoming letter dated February 1, 2002

The proposal requests that the board take the steps necessary to institute simple majority voting.

We are unable to concur in your view that Albertson's may exclude the proposal under rule 14a-8(f). While it appears that the proponent may have exceeded the one-proposal limitation in rule 14a-8(c), it appears that Albertson's did not request that the proponent reduce the proposals to cure the deficiency as required by rule 14a-8(f). Accordingly, it is our view that Albertson's may not omit the proposal from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f).

We are unable to concur in your view that Albertson's may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be false or misleading under rule 14a-9. In our view, the proposal and supporting statement must be revised to delete the following:

- the phrase "rather than requiring the super-majority of 80% of the shares outstanding"; and
- the paragraph that begins "Under existing rules . . ." and ends ". . . the 79% majority."

Accordingly, we will not recommend enforcement action to the Commission if Albertson's omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney Advisor